82-3361

Pernod Ricard

RECEIVED
2005 JUL 28 P

DF/Lettres2005/320.2005

05010036

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

22nd of July 2005

SUPPL

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
JUL 29 2005
THOMSON
FINANCIAL

Antoine PERNOD

7/29

Not for release, publication or distribution, in whole or in part, in or into or from, the United States

Pernod Ricard

Pernod Ricard benefits from an early redemption option of its convertible bond (OCEANE) 2.5 % 2008

Press Release - Paris, July 21, 2005

Pernod Ricard announces today that the proposed modification of the terms of its OCEANE 2,5 % (the "Bonds") issued on February 13, 2002 due on January 1, 2008 in an aggregate principal amount of €488.749.999 convertible and/or exchangeable into new or existing Pernod Ricard shares was approved by the meeting of the bondholders held on July 21, 2005.

The approved resolution will only take effect subject to the condition that the "*Scheme of Arrangement*" relating to the acquisition by Pernod Ricard of Allied Domecq has taken effect (subject to final approval by the High Court of Justice of England and Wales, the "*Scheme of Arrangement*" will take effect on July 26, 2005).

The modification consists of the addition of an early redemption call option for the benefit of Pernod Ricard from the effective date of the resolution until the maturity of the Bonds. In return for this early redemption option, the bondholders will receive a complementary payment in cash.

The early redemption of all Bonds would ensure to an initial subscriber, on the effective date of the redemption, and after having considered the interests paid, a redemption price for the Bonds that are not converted at a gross actuarial rate of return of 4.35% (which is identical to the original gross actuarial rate of return), and a cash payment of €3,53 per Bond, established on the basis of the share price during the 5 day period which preceded the bondholders meeting, will be paid on the business day following the effectiveness of the resolution. The bondholders will also receive a conversion premium of €4,50 per Bond in the event of a conversion of the Bonds subsequently to the notification of the exercise of this early redemption option, paid upon delivery of the shares.

Contacts Pernod Ricard

Francisco de la VEGA / Communication Director	Tel : +33 (0)1 41 00 40 96
Patrick de BORREDON / Investor Relations Director	Tel : +33 (0)1 41 00 41 71
Florence TARON / Press Relations Manager	Tel : +33 (0)1 41 00 40 88

For more information on Pernod Ricard, you can access our website :
www.pernod-ricard.com